OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

March 20, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Inessa Kessman, Robert Littlepage, Aliya Ishmukhamedova and Mitchell Austin

Re:	OMS Energy Technologies Inc. Amendment No. 6 to Registration Statement on Form F-1 Filed February 26, 2025 File No. 333-282986

Dear Sir or Madam,

This letter is in response to your letter on February 27, 2025, in which you provided comments to the Amendment No. 6 to Registration Statement on Form F-1 (the “Registration Statement”) of OMS Energy Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on February 26, 2025. On the date hereof, the Company has filed an amendment to the Registration Statement (“F-1/A7”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 6 to Registration Statement on Form F-1

Prospectus Summary, page 2

1.

We note your response to prior comment 1 and your new disclosure on pages 2 and 3. Your disclosure states, “Our gross profit margin for the combined six months ended September 30, 2023 was impacted by the higher additional depreciation amounting to $4.1 million recognized from the business combination. Upon removing the latter impact, gross profit and gross profit margin for the combined six months ended September 30, 2023 was $15.7 million.” Given that readers are trying to compare the reporting periods under the new basis of accounting, it is not clear to us why you would remove the impact of additional depreciation from the six months ended September 30, 2023. Be advised that the adjustment should cause the historical financial information to be on the new basis of accounting and thus should result in additional depreciation for the predecessor period. Please explain or revise accordingly.

RESPONSE: We respectfully advise the staff that the Company has revised several sections of the prospectus on mainly on pages 2, 30, 85 to 87, and 54 to 71 under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to discuss the historical financial information for each of the predecessor and the successor periods and not on a combined basis. The Company has also revised the consolidated financial statements for the period from June 16, 2023 to March 31, 2024 and revise the condensed consolidated financial statements for the period from June 16, 2023 to September 30, 2023 and for the six months ended September 30, 2024 to present the changes in terms of the correction of error under Note 3A on pages F-29 to F-31, and under Note 5A on pages F68 to F-71, respectively.

We respectfully advise the staff that the Company analyzed the errors related to the depreciation expenses (included in cost of revenue) of certain property, plant and equipment for the Successor period from June 16, 2023 to March 31, 2024, for the Successor period from June 16, 2023 to September 30, 2023 and for the six months ended June 30, 2024 in accordance with SAB 108 and SAB 99. We determined that the errors were not material to the consolidated financial statements for the Successor period from June 16, 2023 to September 30, 2023 and for the Successor period from June 16, 2023 to March 31, 2024. While the errors will be material to the consolidated financial statements for the six months ended September 30, 2024 if the errors be corrected in the six months ended September 30, 2024. Therefore, we revised the consolidated financial statements for all the periods presented.

Unaudited Pro Forma Consolidated Statement of Operation for the Year Ended March 31, 2024, page 53

2.

Your adjustment ii shows additional depreciation of $128,000 due to the fair value adjustment to property, plant and equipment and changes in the depreciation value. Please explain why the impact of the step up adjustment is only $128,000 from April 1 through June 15, 2023 while the impact is $4.1 million (per page 2 and 65) from June 16 through September 30, 2023. That is, please explain how the additional depreciation was calculated and consider including that information in the footnote to the pro forma information.

RESPONSE: We respectfully advise the staff that the step up adjustments from April 1, 2023 through June 15, 2023 on the proforma basis and the impact from June 16 through September 30, 2023 has been revised following the correction of error in terms of the depreciation expenses of certain property, plant & equipment that have been written up in connection with the MBO, where the resulting additional depreciation has changed. The Company has amended the prospectus to reflect these changes on page 53.

Apart from the revision above, the Company has not made additional disclosures in the footnote to the pro-forma information as the existing disclosures on the calculation still applies, i.e., assuming the MBO occurred on April 1, 2023 using the new basis of accounting, the pro-forma full-year additional depreciation recognized under cost of revenue was $3.8 million. From here, if we less the revised additional depreciation recognized for the audited period June 16, 2023 through March 31, 2024 (Successor), which was $2.9 million, we arrive at the pro-forma adjustment of $0.9 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

3.

You state on page 56 that, “The combined data is being presented for informational purposes only and has not been prepared on a pro forma basis as if the MBO occurred on the first day of the period because the relevant impact is immaterial.” However, based on your new disclosure on page 2 and 3 impact appears significant. For all periods presented please advise and prepare for us a materiality analysis including gross margin and net income. If the impact is material, it is not appropriate to combine the changes in results for purposes of your Management’s Discussion and Analysis (MD&A) as the financial statements are prepared on different bases of accounting and are not comparable. To the extent your presentation includes a supplemental discussion of the combined financial statements, it should be prepared on a pro forma basis reflecting all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X. Also, revise your MD&A to separately present and discuss the historical results of your predecessor and successor or explain to us how your presentation complies with Item 303 of Regulation S-K.

RESPONSE: We respectfully advise the staff that we have provided clarification regarding our financial presentation and discussion in the MD&A.

Following the revision of our consolidated financial statements, we reassessed the impact of the new basis of accounting applied after the MBO. This reassessment confirmed that the differences between the Predecessor and Successor periods were significant, particularly due to:

1.    The application of IFRS 3 (Business Combinations) – The fair value adjustments applied upon the acquisition resulted in a new basis of accounting for the Successor period, including revalued assets and liabilities, which are different from the historical cost basis used in the Predecessor period.

2.    Correction of error in terms of depreciation expenses of certain property, plant and equipment that have been written up in connection with the MBO – Initially, management had recognized the full amount of fair value step up into depreciation expenses directly for certain property, plant and equipment as at the date of MBO. However, upon further evaluation, this approach resulted in an overstatement of depreciation expense and a corresponding understatement of net profit for the successor period from June 16, 2023 to March 31, 2024. To ensure accuracy and compliance with IFRS, we have revised our consolidated financial statements to reflect the depreciation of property, plant and equipment based on the remaining useful lives.

3.    Significant impact on financial statements – After the company revised its consolidated financial statements and evaluated the impact of the new basis of accounting, the difference was significant as the Company recognized $2.9 million additional depreciation expenses on the new bases for the period from June 16, 2023 to March 31, 2024 after completion the MBO. Therefore the company elected not to discuss the results on a combined basis.

The company has also elected not to present supplemental proforma information in the MD&A. The MBO happened on June 16, 2023 and we have determined that presenting supplementary proforma information on the assumption that the MBO took place on an earlier date on April 1, 2022 will not present a meaningful analysis.

Business

Licenses and Permits and Registrations, page 101

4.

It appears the Environmental Operational Permit issued to your Saudi Arabia-based subsidiary by the Saudi Arabia National Center for Environmental Compliance expired on February 2, 2025. We also note your disclosure on page 117 concerning compliance with environmental laws in Saudi Arabia and your risk factor disclosure on page 27 discussing risks relating to renewing or obtaining permits. Please revise to clarify whether this permit has expired and, if so, whether you have renewed it or are in the process of doing so. Additionally, please revise to disclose any material effects of the expiration of this permit on your business. In this regard, we note that you have historically generated over 50% of your revenue from Saudi Arabia.

RESPONSE: We acknowledge the Staff’s comment regarding the Environmental Operational Permit issued by the Saudi National Center for Environmental Compliance ("NCEC") to our Saudi Arabia-based subsidiary, and respectfully advise the Staff that we have provided an update and corresponding revisions in the F-1/A. The Company submitted its renewal request and expects to receive the renewal soon. We respectfully advise the Staff that the renewal process is generally administrative in nature, and we have not received any concerns from NCEC regarding the renewal. Furthermore, we confirm for the Staff that our Saudi Arabia subsidiary may still operate while the license renewal is under review. Even if under Saudi Environmental Law, the operation of a facility without a valid environmental permit may be subject to penalties, the maximum penalty for operating with an expired permit is a fine up to SAR 20,000 (approximately USD 5,300). Further, we understand that, under Saudi law, possessing documentation that verifies our timely renewal request may eliminate or reduce potential penalties.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer

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